

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 17, 2017

<u>Via E-mail</u>
Law Wai Fan
President and Chief Executive Officer
Eason Education Kingdom Holdings, Inc.
Millennium City 1, No. 388 Kwun Tong Road
Kwun Tong, Kowloon, Hong Kong

> **Re:** **Eason Education Kingdom Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 21, 2016**
> **File No. 333-212918**

Dear Ms. Law:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2016 letter.

<u>General</u>

1. We note your response to comment 3 that the shares being sold at $0.40 per share are being sold at a fixed price and we reissue our prior comment. We continue to note your disclosure on pages 6 and 14 that the selling stockholders will sell their shares at $0.40 per share "until your shares are quoted on the OTCQB, and thereafter at prevailing market prices or privately negotiated prices." In light of the number of shares being registered relative to the number of shares held by non-affiliates, the nature of the offering and the nature of the selling stockholders, the resale offering appears to be on behalf of the registrant. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Accordingly, please revise the terms of your offering throughout to clarify that all offers and sales will be made at the disclosed fixed price for the duration of the offering. Please also revise to clarify on page 16 that your stock is presently quoted on the OTCQB.

2.      Please amend your filing to include an updated consent from your Independent
        Accountant.

Description of Business, page 23

3.      We note your response to comment 9 that you have removed the URL for a third party
        website.  However, your disclosure on page 25 still includes a URL for a third party
        website.  Please revise to remove the URL or, to the extent you intend to include URLs
        for third party websites in your prospectus, please provide us with an analysis as to
        whether you are assuming responsibility for the information available at such URLs.

Note 2.  Significant Accounting Policies

Cash and Cash Equivalents, page F-18

4.      Please revise to provide a more robust discussion of the escrow account referenced, how
        it works, the prior role of the company's director and the current role of your legal
        counsel in holding these funds and the factors contributing to the changes in the amounts
        recorded between periods.  In your revisions, please clarify how these transactions are
        recorded in your balance sheet.

        You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Robert Telewicz,
Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the
financial statements and related matters.  Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3758 with any other questions.

                                                        Sincerely,

                                                        /s/ Sandra B. Hunter

                                                        Sandra B. Hunter
                                                        Staff Attorney
                                                        Office of Real Estate and
                                                        Commodities

cc:     Thomas E. Puzzo, Esq.
        Via E-mail